Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 7 DATED JANUARY 16, 2026

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to:

●	update the status of our Second Follow-on Offering (as defined below); and
●	update our plan of operation.

Status of Our Second Follow-on Offering

On August 21, 2024, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”), pursuant to which we are currently offering up to $73,363,213 of shares of our common stock (comprised of $70,653,543 of shares in our primary offering and $2,709,670 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A). As of November 30, 2025, we had raised aggregate gross offering proceeds of approximately $66,315,000 and had issued an aggregate of approximately 6,413,000 shares of our common stock in our Offerings, which have been purchased by approximately 3,600 unique investors. For more information regarding the status of our Second Follow-on Offering, see the section of our Offering Circular captioned “Plan of Distribution.”

In addition, as of the date of this supplement, we have received requests for the repurchase of shares of our common stock in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year, and (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Capital Stock—Quarterly Share Repurchase Program.”

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Distributions”:

A portion of our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. Based on our estimated current and accumulated earnings and profits for the fiscal year ended December 31, 2025, we expect that all distributions made by the REIT during the fiscal year ended December 31, 2025 will be treated as a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes.